

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Shuibo Zhang
Chief Executive Officer
Jiuzi Holdings, Inc.
4F No. 1 Building, Jinsha Lake Business Center
Economic Technology District
Hangzhou, Zhejiang, 311103
People's Republic of China

      Re: Jiuzi Holdings, Inc.
          Amendment No. 1 to
          Registration Statement on Form F-1
          Filed October 13, 2020
          File No. 333-248416

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2020 letter.

Amendment No. 1 to Form F-1 Filed October 13, 2020

Establish display centers and distribution centers, page 51

1.   We note your response to prior comment 5. Please revise your summary to disclose that you do not have any specific or immediate plans to build distribution centers. In addition, please revise where appropriate to disclose how you intend to use the portion of your offering proceeds that are allotted to developing distribution centers. In this regard, please disclose the amount of proceeds that you will use for these projects and significant

milestones and their related costs. To the extent that the distribution centers are not a priority, please revise your use of proceeds accordingly.

<u>Franchise Arrangement and Business Model, page 52</u>

2.   We note your response to prior comment 7. In the bulleted disclosure at the bottom of page 52, you disclose the "franchise fee" for five different periods, or phases, of a store launch. Please tell us whether the term "franchise fee" refers to the expected operational costs associated with each period or the actual fee payable to the franchisor during each period. If your disclosure refers to the operational costs incurred by the franchisor during each period, please revise your disclosure for clarity. In this regard, we note that a "franchise fee" is the typically understood to be the fee payable by the franchisee to the franchisor and should only be used in your disclosure in this manner. Additionally, please revise your added disclosure at page 53 to disclose the terms of your cooperation or partnership agreements with preferred lenders, if material.

        You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: William Rosenstadt